Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2020 Results

Shanghai, China—November 23, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2020.

Third Quarter 2020 Financial and Operating Highlights

•	Polysilicon production volume was 18,406 MT in Q3 2020, compared to 18,097 MT in Q2 2020
•	Polysilicon sales volume was 13,643 MT in Q3 2020, compared to 18,881 MT in Q2 2020
•	Polysilicon average total production cost(1) was $5.82/kg in Q3 2020, compared to $5.79/kg in Q2 2020
•	Polysilicon average cash cost(1) was $4.88/kg in Q3 2020, compared to $4.87/kg in Q2 2020
•	Polysilicon average selling price (ASP) was $9.13/kg in Q3 2020, compared to $7.04/kg in Q2 2020
•	Revenue was $125.5 million in Q3 2020, compared to $133.5 million in Q2 2020
•	Gross profit was $45.3 million in Q3 2020, compared to $22.7 million in Q2 2020. Gross margin was 36.0% in Q3 2020, compared to 17.0% in Q2 2020
•	Net income attributable to Daqo New Energy Corp. shareholders was $20.8 million in Q3 2020, compared to $2.4 million in Q2 2020
•	Earnings per basic American Depositary Share (ADS)(3) was $0.29 in Q3 2020, compared to $0.03 in Q2 2020
•	EBITDA (non-GAAP)(2) was $51.6 million in Q3 2020, compared to $26.8 million in Q2 2020. EBITDA margin (non-GAAP)(2) was 41.1% in Q3 2020, compared to 20.0% in Q2 2020
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $25.2 million in Q3 2020, compared to $6.9 million in Q2 2020
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $0.35 in Q3 2020, compared to $0.10 in Q2 2020

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	Three months ended
US$ millions except as indicated otherwise	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019
Revenues	125.5	133.5	83.9
Gross profit	45.3	22.7	18.1
Gross margin	36.0%	17.0%	21.5%
Income from operations	33.3	10.8	8.8
Net income attributable to Daqo New Energy Corp. shareholders	20.8	2.4	5.0
Earnings per basic ADS ($ per ADS)(3)	0.29	0.03	0.07
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	25.2	6.9	9.5
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS) (3)	0.35	0.10	0.14
EBITDA (non-GAAP)(2)	51.6	26.8	19.7
EBITDA margin (non-GAAP)(2)	41.1%	20.0%	23.5%
Polysilicon sales volume (MT)	13,643	18,881	9,238
Polysilicon average total production cost ($/kg)(1)	5.82	5.79	6.97
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.88	4.87	5.85

Notes:

(1)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information has been retrospectively adjusted to reflect the change for all periods presented.

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Management Remarks

Mr.Longgen Zhang, CEO of Daqo New Energy, commented, “During the third quarter of 2020, we successfully completed the annual maintenance and several technology improvement projects at our polysilicon manufacturing facilities. We resumed full production in August with excellent operational results. For the third quarter, we produced 18,406 MT of polysilicon among which approximately 97.7% was mono-grade. We continued our relentless drive to lower production cost and reached a record-low cost in Renminbi terms. During the third quarter, we completed our digital transformation project, with a fully digitized manufacturing system that allows us to continuously improve our process control and analyze our manufacturing data so as to achieve better results in system stability, manufacturing efficiencies, production cost and product quality in future. As our facilities are now running with increased efficiency, we expect to achieve a higher production volume of approximately 19,500-20,500 MT in the fourth quarter, with a potential cost reduction by approximately 3% as compared to the third quarter.”

“During the quarter, polysilicon ASPs increased rapidly due to the quick recovery in solar PV demand from both domestic and foreign markets. Our ASP was $9.13/kg, a significant improvement from approximately $7.04/kg in the second quarter. With robust market demand for mono-grade polysilicon, we expect our ASP to improve meaningfully in the fourth quarter as compared to the third quarter. In recent weeks, because of strong solar module and installation demand, we began to see solar glass capacity shortage becoming a bottleneck for the solar industry and limiting module production. We expect the shortage of solar glass to ease over the coming months as additional solar glass capacity comes online. The temporary constraint on the industry’s utilization rate will be removed which eventually will increase demand for polysilicon.”

“Solar is now becoming one of the most competitive sources of energy, even compared to traditional power generation methods. Globally, we are seeing strong momentum around the world in adopting and implementing renewable energy policies that would strongly benefit the solar end market. Last month, Mr. Xi Jinping, President of China, announced China's initiative to scale up the national contributions to peak carbon dioxide emissions by 2030 and achieve carbon neutrality by 2060. We believe favorable policies benefiting solar will be implemented during the upcoming 14th five-year-plan, driving a substantial increase in solar installations in China. In addition, a growing number of countries and regions, including the most important economies in the world, have announced goals and plans to reduce carbon emission and widely adopt renewable energies. In particular, we are starting to see the trend of utility-scale solar generation combined with power storage providing base-load energy and replacing and displacing coal power plants. We believe this is the beginning of a long term trend of solar displacing traditional fossil-fuel based generation driven by both economics and renewable energy mandates. We are strongly committed to contributing our efforts as a raw material provider for mainstream solar PV modules and are fully confident we will benefit from this fast-growing market.”

Outlook and guidance

The Company expects to produce approximately 19,500 to 20,500 MT of polysilicon and sell approximately 20,500 MT to 21,500 MT of polysilicon to external customers during the fourth quarter of 2020. For the full year of 2020, the Company expects to produce approximately 75,800 MT to 76,800 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

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Third Quarter 2020 Results

Revenues

Revenues were $125.5 million, compared to $133.5 million in the second quarter of 2020 and $83.9 million in the third quarter of 2019. The sequential decrease in revenues was primarily due to lower polysilicon sales volume despite higher ASP.

Gross profit and margin

Gross profit was $45.3 million, compared to $22.7 million in the second quarter of 2020 and $18.1 million in the third quarter of 2019. Gross margin was 36.0%, compared to 17.0% in the second quarter of 2020 and 21.5% in the third quarter of 2019. The increase in gross margin was primarily due to improvement in production costs and higher ASP.

Selling, general and administrative expenses

Selling, general and administrative expenses were $9.2 million, compared to $10.1 million in the second quarter of 2020 and $8.2 million in the third quarter of 2019. SG&A expenses during the quarter included $4.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.7 million, compared to $2.0 million in the second quarter of 2020 and $1.2 million in the third quarter of 2019. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $33.3 million, compared to $10.8 million in the second quarter of 2020 and $8.8 million in the third quarter of 2019. Operating margin was 26.6%, compared to 8.1% in the second quarter of 2020 and 10.5% in the third quarter of 2019.

Interest expense

Interest expense was $5.4 million, compared to $6.7 million in the second quarter of 2020 and $2.6 million in the third quarter of 2019.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $51.6 million, compared to $26.8 million in the second quarter of 2020 and $19.7 million in the third quarter of 2019. EBITDA margin (non-GAAP) was 41.1%, compared to 20.0% in the second quarter of 2020 and 23.5% in the third quarter of 2019.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $20.8 million in the third quarter of 2020, compared to $2.4 million in the second quarter of 2020 and $5.0 million in the third quarter of 2019.

Earnings per basic ADS was $0.29 in the third quarter of 2020, compared to $0.03 in the second quarter of 2020, and $0.07 in the third quarter of 2019.

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Financial Condition

As of September 30, 2020, the Company had $109.8 million in cash and cash equivalents and restricted cash, compared to $115.8 million as of June 30, 2020 and $68.2 million as of September 30, 2019. As of September 30, 2020, notes receivable balance was $1.9 million, compared to $8.2 million as of June 30, 2020 and $4.3 million as of September 30, 2019. As of September 30, 2020, total borrowings were $271.0 million, of which $140.0 million were long-term borrowings, compared to total borrowings of $264.8 million, including $116.9 million long-term borrowings, as of June 30, 2020 and total borrowings of $248.8 million, including $163.5 million long-term borrowings, as of September 30, 2019.

Cash Flows

For the nine months ended September 30, 2020, net cash provided by operating activities was $71.1 million, compared to $101.6 million in the same period of 2019.

For the nine months ended September 30, 2020, net cash used in investing activities was $80.3 million, compared to $202.3 million in the same period of 2019. The net cash used in investing activities in 2020 and 2019 was primarily related to the capital expenditures on our Phase 3B and 4A polysilicon projects.

For the nine months ended September 30, 2020, net cash provided by financing activities was $1.1 million, compared to $76.6 million in the same period of 2019.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

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The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on November 23, 2020 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq201123.html

A replay of the call will be available 1 hour after the end of the conference through November 30, 2020.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10149965

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

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About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2020 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Revenues	$125,529	$133,518	$83,909	$427,878	$231,072
Cost of revenues	(80,276)	(110,820)	(65,834)	(303,373)	(186,087)
Gross profit	45,253	22,698	18,075	124,505	44,985
Operating expenses
Selling, general and administrative expenses	(9,223)	(10,120)	(8,178)	(28,235)	(23,920)
Research and development expenses	(1,746)	(1,958)	(1,228)	(5,358)	(4,052)
Other operating (expense) / income	(954)	133	145	(1,036)	579
Total operating expenses	(11,923)	(11,945)	(9,261)	(34,629)	(27,393)
Income from operations	33,330	10,753	8,814	89,876	17,592
Interest expense	(5,438)	(6,653)	(2,551)	(18,378)	(6,461)
Interest income	200	368	193	719	775
Foreign exchange loss	-	-	-	-	(189)
Income before income taxes	28,092	4,468	6,456	72,217	11,717
Income tax expense	(6,193)	(2,037)	(1,561)	(14,574)	(3,652)
Net income from continuing operations	21,899	2,431	4,895	57,643	8,065
Income / (loss) from discontinued operations, net of tax	-	(55)	88	(141)	1,370
Net income	21,899	2,376	4,983	57,502	9,435
Net income (loss) attributable to non-controlling interest	1,142	(7)	-	1,132	-
Net income attributable to Daqo New Energy Corp. shareholders	$20,757	$2,383	$4,983	$56,370	$9,435

Net income	21,899	2,376	4,983	57,502	9,435
Other comprehensive income / (loss):
Foreign currency translation adjustments	25,937	1,213	(21,337)	17,331	(20,594)
Total other comprehensive income / (loss)	25,937	1,213	(21,337)	17,331	(20,594)
Comprehensive income / (loss)	47,836	3,589	(16,354)	74,833	(11,159)
Comprehensive income / (loss) attributable to non-controlling interest	1,163	(6)	-	1,148	-
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$46,673	$3,595	$(16,354)	$73,685	$(11,159)

Earnings per ADS* (GAAP)
- continuing operations	0.29	0.03	0.07	0.80	0.12
- discontinued operations	0.00	0.00	0.00	0.00	0.02
Basic	0.29	0.03	0.07	0.80	0.14

- continuing operations	0.27	0.03	0.06	0.74	0.12
- discontinued operations	0.00	0.00	0.01	0.00	0.02
Diluted	0.27	0.03	0.07	0.74	0.14
Weighted average ADS outstanding*
Basic	71,281,184	70,546,207	68,172,007	70,570,987	67,483,068
Diluted	76,626,371	76,270,603	75,755,443	76,398,480	69,631,876

*ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information has been retrospectively adjusted to reflect the change for all periods presented.

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019
ASSETS:
Current Assets:
Cash and cash equivalents	$70,150	$88,215	$26,985
Restricted cash	39,640	27,551	41,192
Accounts receivable, net	42	65	129
Notes receivable	1,908	8,163	4,294
Prepaid expenses and other current assets	12,972	13,476	24,176
Advances to suppliers	1,229	6,712	7,823
Inventories, net	53,640	26,824	21,023
Amount due from related parties	213	12	3,492
Current assets associated with discontinued operation	-	667	414
Total current assets	179,794	171,685	129,528
Property, plant and equipment, net	987,295	956,675	883,084
Prepaid land use right	29,815	28,826	21,030
Deferred tax assets	1,386	1,332	790
Investment in affiliate	658	633	625
Operating lease Right-of-use assets	137	153	211
Other non-current assets	147	-	-
Non-current asset associated with discontinued operation	-	181	6,804
TOTAL ASSETS	1,199,232	1,159,485	1,042,072

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	131,064	147,839	85,278
Accounts payable	19,739	18,833	20,070
Notes payable	62,128	49,143	62,287
Advances from customers-short term portion	17,544	23,500	21,218
Payables for purchases of property, plant and equipment	76,158	97,239	81,709
Accrued expenses and other current liabilities	16,616	18,262	12,071
Amount due to related parties	4,820	8,169	16,787
Income tax payable	7,314	4,414	3,437
Lease liabilities - short term portion	78	74	81
Current liabilities associated with discontinued operation	-	877	1,087
Total current liabilities	335,461	368,350	304,025
Long-term borrowings	139,967	116,911	163,519
Advance from customers – long term portion	1,266	1,132	9,092
Amount due to related parties - long term portion	10,897	16,247	15,387
Other long-term liabilities	21,157	20,067	20,876
Deferred tax liabilities	5,647	5,459	1,145
Lease liabilities – long term portion	-	-	74
Non-current liabilities associated with discontinued operation	-	-	-
TOTAL LIABILITIES	514,395	528,166	514,118
EQUITY:
Ordinary shares	36	36	35
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	405,784	400,103	382,660
Accumulated gains	257,292	236,535	180,834
Accumulated other comprehensive loss	(2,622)	(28,538)	(33,826)
Total Daqo New Energy Corp.’s shareholders’ equity	658,741	606,387	527,954
Non-controlling interest	26,096	24,932	-
Total equity	684,837	631,319	527,954
TOTAL LIABILITIES & EQUITY	1,199,232	1,159,485	1,042,072

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended Sep 30,
	2020	2019
Operating Activities:
Net income	57,502	9,435
Less: (loss) / income from discontinued operations, net of tax	(141)	1,370
Net income from continuing operations	57,643	8,065
Adjustments to reconcile net income to net cash provided by operating activities	68,248	45,814
Changes in operating assets and liabilities	(54,722)	45,588
Net cash provided by operating activities-continuing operations	71,169	99,467
Net cash (used in) / provided by operation activities-discontinued operations	(50)	2,138
Net cash provided by operating activities	71,119	101,605

Investing activities:
Net cash used in investing activities-continuing operations	(80,147)	(204,067)
Net cash (used in) / provided by investing activities- discontinued operations	(195)	1,791
Net cash used in investing activities	(80,342)	(202,276)

Financing activities:
Net cash provided by financing activities – continuing operations	1,127	87,445
Net cash used in financing activities – discontinued operations	(64)	(10,843)
Net cash provided by financing activities	1,063	76,602

Non-cash transactions
Effect of exchange rate changes	2,656	(2,582)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(5,504)	(26,651)
Cash, cash equivalents and restricted cash at the beginning of the period	115,294	95,120
Cash, cash equivalents and restricted cash at the end of the period	109,790	68,469

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Sep 30, 2020	Sep 30, 2019
Cash and cash equivalents	70,150	27,277
Restricted cash	39,640	41,192
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	109,790	68,469

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Nine months Ended
	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Net income	21,899	2,431	4,895	57,643	8,065
Income tax expense	6,193	2,037	1,561	14,574	3,652
Interest expense	5,438	6,653	2,551	18,378	6,461
Interest income	(200)	(368)	(193)	(719)	(775)
Depreciation & Amortization	18,289	16,004	10,878	51,568	32,524
EBITDA (non-GAAP)	51,619	26,757	19,692	141,444	49,927
EBITDA margin (non-GAAP)	41.1%	20.0%	23.5%	33.1%	21.6%

	Three months Ended			Nine months Ended
	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Net income attributable to Daqo New Energy Corp. shareholders	20,757	2,383	4,983	56,370	9,435
Share-based compensation	4,478	4,491	4,476	13,430	13,436
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	25,235	6,874	9,459	69,800	22,871
Adjusted earnings per basic ADS* (non-GAAP)	$0.35	$0.10	$0.14	$0.99	$0.34
Adjusted earnings per diluted ADS* (non-GAAP)	$0.33	$0.09	$0.12	$0.91	$0.33

*ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information has been retrospectively adjusted to reflect the change for all periods presented.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

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